ARCO [LOGO]     515 South Flower Street
                Los Angeles, California  90071

                Mike R. Bowlin
                Chairman and
                Chief Executive Officer


August 18, 1995


To Our Stockholders:

     Effective today, your Board of Directors ordered the redemption of outstanding common stock purchase rights (the "1986 Rights") originally issued to stockholders of record on June 9, 1986. Stockholders of record on August 18, 1995, are entitled to receive a redemption payment of $.10 for each 1986 Right as more fully described below. Your Board of Directors also declared a dividend distribution of common stock purchase rights (the "Rights") to stockholders of record today. The attached Summary of Rights provides information on the nature of the Rights granted today and the circumstances under which they may be exercised.

     As a holder of common stock, the 1986 Rights are attached to and represented by your common stock certificate. Each share of outstanding common stock possesses one 1986 Right. On or about September 15, 1995 the Company will send the $.10 per share payment to each stockholder of record today. You do not need to take any action to receive this payment. This payment will be included with your third quarter common stock dividend and will be reported for 1995 to the Internal Revenue Service on Form 1099-DIV as ordinary dividend income, along with your quarterly dividends.

     First Chicago Trust Company of New York previously replaced Morgan Guaranty Trust Company of New York as Rights Agent under the Rights Agreement dated as of May 27, 1986. First Chicago is also the Rights Agent under the new Rights Agreement dated as of July 24, 1995 (the "Rights Agreement").

     If you have any questions about the redemption of your 1986
Rights, please contact the Rights Agent at 1-800-446-2617.

     The Rights issued today are similar to the 1986 Rights. These Rights contain provisions to protect stockholders in the event of an unsolicited attempt to acquire the Company, including a gradual accumulation of shares in the open market, a partial or two-tier tender offer that does not treat all stockholders equally, an unfair squeeze-out merger and other abusive takeover tactics which the Board believes are not in the best interest of stockholders. These tactics can unfairly pressure stockholders, squeeze them out of their investment without giving them any real choice and deprive them of the full value of their shares. Over 1,640 companies, including 51% of the companies in the Business Week 1000, 55% of the companies in the Fortune 500 and 67% of the companies in the Fortune 200 have issued rights to protect their stockholders against these tactics. We consider the Rights to be the best available means of protecting both your right to retain your equity investment in the Company and the full value of that investment, while not foreclosing a fair acquisition bid for the Company.

     The Rights are not being distributed in response to any specific effort to acquire control of the Company, and the Board is not aware of any such effort. The Rights Agreement is being adopted to strengthen the ability of the Board to protect your interests.

     The Rights issued today will expire in ten years.
Initially, the Rights will not be exercisable, certificates will not be sent to you, and the Rights will automatically trade with the common shares. However, ten days after a person or group acquires 15% or more of the Company's shares, or ten business days (or such later date as may be determined by the Board prior to a person or group acquiring 15% or more of the Company's shares) after a person or group announces an offer, the consum-mation of which would result in such person or group owning 15% or more of the shares (even if no purchases actually occur), the Rights will become exercisable and separate certificates repre-senting the Rights will be distributed. We expect that the Rights would begin to trade independently from the Company's shares at that time. At no time will the Rights have any voting power.

     If any person or group acquires 15% or more of the Company's outstanding common stock, the "flip-in" provision of the Rights will be triggered and the Rights will entitle a holder (other than such person or any member of such group) to buy a number of additional shares of common stock of the Company having a market value of twice the exercise price of each Right. Thus, for example, if at the time of the 15% acquisition the Company's stock were to have a market value per share equal to $200, the holder of each Right (other than such person or any member of such group) would be entitled to receive 4 shares of common stock for $400.

     If the Company is involved in a merger or other business combination at any time after a person or group has acquired 15% or more of the Company's shares, the Rights will entitle a holder to buy a number of shares of common stock of the acquiring company having a market value of twice the exercise price of each Right. For example, if at the time of the business combination the acquiring company's stock has a per share value of $100, the holder of each Right would be entitle to receive 8 shares of the acquiring company's common stock for $400, i.e., at a 50% discount.

     Following the acquisition by any person or group of 15% or more of the Company's common stock, but only prior to the acquisition by a person or group of a 50% stake, the Board of Directors will also have the ability to exchange the unexercised Rights (other than Rights held by such person or group), in whole or in part, for one share of common stock per Right. This provision will have an economically diluting effect on the acquirer, and provide a benefit to the remaining rightsholders that is similar to the flip-in without requiring rightsholders to go through the process and expense of exercising their Rights.

     The Rights are not intended to prevent a takeover of the Company and will not do so. However, they should deter any attempt to acquire the Company in a manner or on terms not approved by the Board. The Rights are designed to deal with the very serious problem of another person or company using abusive tactics to deprive the Company's Board and its stockholders of any real opportunity to determine the destiny of the Company.

     The Rights may be redeemed by the Company for one cent per Right prior to the time that 15% or more of the Company's shares have been accumulated by a single acquirer or group. Therefore the Rights should not interfere with any merger or other business combination approved by the Board prior to that time.

     Issuance of the rights does not in any way weaken the financial strength of the Company or interfere with its business plans. The issuance of the Rights has no diluting effect, will not affect reported earnings per share and will not change the way in which you can presently trade the Company's shares. In addition, the issuance of the Rights is not taxable to you or the Company, although you may recognize taxable income upon the occurrence of certain subsequent events. Please consult your own tax advisor as to the particular tax consequences of the Rights and of the $.10 per share payment with respect to the 1986 Rights. The Rights will only be exercisable if and when a problem arises of the type they were created to address. They will then operate to protect you against being deprived of your right to share in the full measure of your Company's long-term potential.

     Your Board was aware when it acted that some people have advanced arguments that securities of the kind we are issuing deter legitimate acquisition proposals. We carefully considered these views and concluded that the arguments are speculative and do not justify leaving stockholders without any protection against unfair treatment by an acquirer--who, after all, is seeking such acquirer's own advantage, not yours. Your Board believes that these Rights represent a sound and reasonable means of addressing the complex issues of corporate policy created by the current takeover environment.

     In declaring this Rights dividend we have expressed our confidence in the Company's future and reaffirmed our determination that you, our stockholders, be given every opportunity to participate fully in that future.


On Behalf of the Board of Directors,

/s/ MIKE R. BOWLIN

Mike R. Bowlin

                        SUMMARY OF RIGHTS
                    TO PURCHASE COMMON SHARES

      On July 24, 1995, the Board of Directors of Atlantic Richfield Company (the "Company") declared a dividend of one common share purchase right (a "Right") for each outstanding share of Common Stock, par value $2.50 per share (the "Common Shares"), of the Company. The dividend is payable on August 18, 1995 (the "Record Date") to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one Common Share at a price of $400 per share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and First Chicago Trust Company of New York, as Rights Agent (the "Rights Agent").

     Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the outstanding Common Shares or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any Person becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of such outstanding Common Shares (the earlier of such dates being called the "Distri-bution Date"), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate with a copy of this Summary of Rights attached thereto.

      The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date, upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation or a copy of this Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certifi-cates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the Close of Business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

      The Rights are not exercisable until the Distribution Date. The Rights will expire on August 18, 2005 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed by the Company, in each case, as described below.

      The Purchase Price payable, and the number of Common Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Shares, (ii) upon the grant to holders of the Common Shares of certain rights or warrants to subscribe for or purchase Common Shares at a price, or securities convertible into Common Shares with a conversion price, less than the then current market price of the Common Shares or (iii) upon the distribution to holders of the Common Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Common Shares) or of subscription rights or warrants (other than those referred to above).

      In the event that, after the Distribution Date, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. In the event that any person becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person and its Affiliates and Associates (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the exercise price of the Right. If the Company does not have sufficient

Common Shares to satisfy such obligation to issue Common Shares, or if the Board of Directors so elects, the Company shall deliver upon payment of the exercise price of a Right an amount of cash or securities equivalent in value to the Common Shares issuable upon exercise of a Right; provided that, if the Company fails to meet such obligation within 30 days following the later of (x) the first occurrence of an event triggering the right to purchase Common Shares and (y) the date on which the Company's right to redeem the Rights expires, the Company must deliver, upon exercise of a Right but without requiring payment of the exercise price then in effect, Common Shares (to the extent available) and cash equal in value to the difference between the value of the Common Shares otherwise issuable upon the exercise of a Right and the exercise price then in effect. The Board of Directors may extend the 30-day period described above for up to an additional 60 days to permit the taking of action that may be necessary to authorize sufficient additional Common Shares to permit the issuance of Common Shares upon the exercise in full of the Rights.

      At any time after the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 15%
or more of the outstanding Common Shares and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one Common Share per Right (subject to adjustment).

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Common Shares will be issued and in lieu thereof, an adjustment in cash will be made based on the market price of the Common Shares on the last trading day prior to the date of exercise.

     At any time prior to the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 15% or more of the outstanding Common Shares, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

      The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, except that from and after such time as any person becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights (other than the Acquiring Person and its Affiliates and Associates).

      Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

      A copy of the Rights Agreement has been filed with the Securities and Exchange Commission as an Exhibit to a Registra-tion Statement on Form 8-A dated August 9, 1995. A copy of the Rights Agreement is available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is hereby incorporated herein by reference.